
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
United Spaceports Corp.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Wyoming

      Date of organization
      December 8, 2022

Physical address of issuer
159 SOUTH HIGHWAY 160 , SUITE 8-125 , Las Vegas, NV 89124

Current number of employees
2

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	1,072.00	0.00
Cash & Cash Equivalents	0.00	0.00
Accounts Receivable	0.00	0.00
Short-term Debt	1,511.00	0.00
Long-term Debt	0.00	0.00
Revenues/Sales	11,730.00	0.00
Cost of Goods Sold	0.00	0.00
Taxes Paid	0.00	0.00
Net Income	-1,309,094.00	-13,028.00

January 22, 2026

FORM C-AR

United Spaceports Corp.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by United Spaceports Corp. , a Wyoming Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://unitedspaceports.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is January 22, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

United Spaceports Corp. (the "Company") is a Wyoming Corporation, formed on December 8, 2022.

The Company is located at 159 SOUTH HIGHWAY 160 , SUITE 8-125 , Las Vegas, NV 89124.

The Company's website is https://unitedspaceports.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Las Vegas Spaceport is a pioneering company that is spearheading the development of a cutting-edge space center located just 15 minutes away from the vibrant Las Vegas Strip. With a sprawling 240-acre facility, Las Vegas Spaceport is poised to become a hub for space-related activities, offering an all-encompassing experience for space enthusiasts, tourists, and the scientific community alike.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business and Industry
We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our

business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID-19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company. In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with out Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting

firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess

whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering . It also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and continue the Offering thereafter. Investors should be mindful that this means they can investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their

attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell

them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Las Vegas Spaceport is a pioneering company that is spearheading the development of a cutting-edge space center located just 15 minutes away from the vibrant Las Vegas Strip. With a sprawling 240-acre facility, Las Vegas Spaceport is poised to become a hub for space-related activities, offering an all-encompassing experience for space enthusiasts, tourists, and the scientific community alike.

Business Plan

As a vertically integrated business, Las Vegas Spaceport covers a wide spectrum of services and facilities, catering to various aspects of the space industry. Their offerings include civilian space flight acclimation training, providing individuals with the necessary preparation to adapt to the unique challenges of space travel. This training ensures that passengers are physically and mentally ready to embark on their space journeys, enhancing safety and overall experience.

The company also boasts a Space Pilot School, where aspiring pilots can receive top-notch operations. From navigation and control systems to emergency procedures and mission planning, the Space Pilot School equips students with the knowledge and skills required to become skilled and proficient pilots capable of operating space vehicles with precision.

In addition, Las Vegas Spaceport provides vital support and hangar space for space vehicles that people and cargo into space. By offering world-class facilities and logistics support, the company ensures the safe and efficient operation of space vehicles, contributing to the growth of the commercial space industry. Recognizing the importance of education and inspiring the next generation, Las Vegas Spaceport features a Post-High School STEM Academy. This academy serves as a platform to nurture young minds in science, technology, engineering, and mathematics (STEM) fields, instilling a passion for space exploration and training a professional workforce to meet the demands of the evolving space industry.

Beyond its operational aspects, Las Vegas Spaceport is designed to be a captivating tourist destination. The spaceport boasts a hotel, providing accommodations for visitors and space enthusiasts, along with a passenger terminal to facilitate arrivals and departures. The rooftop observation deck offers breathtaking views of space launches and activities, while a restaurant serves as a gathering place for both tourists and professionals, fostering a vibrant community of space enthusiasts. Crucially, Las Vegas Spaceport holds an FAA license, ensuring compliance with safety regulations and granting the company the necessary authorization to conduct space-related activities. This license signifies the spaceport's commitment to safety and adherence to industry standards, bolstering confidence among passengers, partners, and investors.

To further advance the frontiers of space exploration, Las Vegas Spaceport houses a state-of-the-art Space Research & Development Center. This center serves as a hub for scientists, engineers, and experts to engage in cutting-edge research, development, and innovation. With a focus on space-related technologies, materials science, and propulsion systems, the center aims to drive advancements that will shape the future of space exploration and contribute to scientific knowledge.

We are building a 240-acre space center just minutes away from the iconic Las Vegas Strip, offering a vertically integrated business model that revolutionizes the space industry. Our comprehensive approach addresses the needs of the public, industry, and education, creating a thriving ecosystem that opens up space to all.

1. Civilian Space Flight Acclimation Training: We provide rigorous training programs to prepare individuals for space travel. By acclimating passengers to the unique challenges of spaceflight, we enhance safety and ensure an unforgettable experience.

2. Space Pilot School: Our space pilot school trains aspiring pilots to operate space vehicles with precision. We equip them with the skills needed for navigation, control systems, emergency procedures, and mission planning, contributing to the growth of a skilled workforce.

3. Support & Hangar Space: We offer world-class support and hangar space for space vehicles that transport people and cargo into space. By providing cutting-edge facilities and logistical support, we enable safe and efficient operations, driving the commercial space industry forward.

4. Post-High School STEM Academy: Our STEM academy inspires and trains the next generation of space professionals. By providing specialized education and hands-on training in science, technology, engineering, and mathematics, we bridge the gap and meet the increasing demand for skilled individuals in the space industry.

5. Tourist Destination: Las Vegas Spaceport is designed to be a captivating tourist destination. We offer a hotel for accommodations, a passenger terminal for seamless arrivals and departures, a rooftop observation deck for breathtaking views of space activities, and a restaurant for an immersive dining experience.

6. FAA Licensed Spaceport: We have obtained an FAA license, ensuring compliance with safety regulations and granting us the necessary authorization to conduct space-related activities. This commitment to safety and adherence to industry standards instills confidence in our passengers, partners, and investors.

7. Space Research & Development Center: Our state-of-the-art research and development center serves as a hub for innovation and collaboration. Scientists, engineers, and experts engage in cutting-edge research in space technologies, materials science, and propulsion systems, advancing the frontiers of space exploration.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert Lauer

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO December 28, 2022- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Self-employed since 1991. CEO of The Las Vegas Center, Inc. | December 8th, 2022 - Present (Primary Position) MILITARY EXPERIENCE 2005 Enlisted in the U.S. Army Graduated from Fort Leonard US Army Military Police Basic Training Summer 2005 Assigned to the 314th Military Police Company 2005 thru 2010 AWARDED- National Metal, Army Ribbon, Merit Ribbon, Global War on Terror Metal BUSINESS EXPERIENCE Re-Developed millions of dollars in Commercial Real Estate 1991-2022 Small Business owner 1990-Present, currently own several businesses.

Education

UNIVERSITY OF SOUTHERN CALIFORNIA Los Angeles, CA Bachelor of Arts Degree in Political Science 1993

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert Lauer

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO December 28, 2022- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Self-employed since 1991. CEO of The Las Vegas Center, Inc. | December 8th, 2022 - Present (Primary Position) MILITARY EXPERIENCE 2005 Enlisted in the U.S. Army Graduated from Fort Leonard US Army Military Police Basic Training Summer 2005 Assigned to the 314th Military Police Company 2005 thru 2010 AWARDED- National Metal, Army Ribbon, Merit Ribbon, Global War on Terror Metal BUSINESS EXPERIENCE Re-Developed millions of dollars in Commercial Real Estate 1991-2022 Small Business owner 1990-Present, currently own several businesses.

Education

UNIVERSITY OF SOUTHERN CALIFORNIA Los Angeles, CA Bachelor of Arts Degree in Political Science 1993

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	120,000,000
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Robert Lauer	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity and Capital Resources

On [DATE] the Company conducted an offering pursuant to Regulation CF and raised $[ ].

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Robert Lauer
(Signature)

Robert Lauer
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

LAS VEGAS SPACEPORT, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

LAS VEGAS SPACEPORT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Independent Auditors' Report

To the Board of Directors and Members
Las Vegas Spaceport, Inc.

We have reviewed the accompanying financial statements of Las Vegas Spaceport, Inc., which comprise the balance sheet as of December 31, 2023, and the related statement of operations, changes in members' equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
August 22, 2025

LAS VEGAS SPACEPORT, INC
BALANCE SHEET
AS OF DECEMBER 31, 2023

ASSETS		2023
Current Assets		
Cash and cash equivalents	$	-
Due from affiliates		-
Total Current Assets		-
Other assets		1,072
Total assets	$	**1,072**

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$	-
Other liabilities		1,511
Line of credit		-
Total current liabilities		1,511
Convertible notes payable, related party, net of current portion		
Total liabilities		1,511
Shareholder's equity		
Common stock, $0.01 par value; 160,000,000 shares authorized, 130,003,700 shares issued and outstanding as of December 31, 2022		1,300,037
Additional paid-in-capital		8,618
Retained earnings		(1,309,094)
Total shareholders' equity		(439)
Total liabilities and shareholders' equity	$	1,072

The accompanying notes and independent accountant's review report.

LAS VEGAS SPACEPORT, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

		2023
Net revenue earned	$	11,730
Cost of revenue earned		-
Gross profit		11,730
Operating Expenses:		
Research and development		1,311,778
General and administrative		2,780
Sales and marketing		6,266
Total Operating Expense		1,320,824
Loss from operations		(1,309,094)
Other Income/(Expenses):		
Other expense		-
Interest expense		-
Total other income		-
Provision for income taxes		-
Net Loss	$	(1,309,094)

The accompanying notes and independent accountant's review report.

LAS VEGAS SPACEPORT, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

| | Shareholders' Deficit | | | | |
| | Common Stock | | | | |
	Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2022	-	$ -	$ -	-	$ -
Issuance of common stock	1,303,700	1,300,037	9,250		1,309,287
Subscription fees	-	-	(632)		(632)
Net loss	-	-	-	(1,309,094)	(1,309,094)
Balance at December 31, 2023	**1,303,700**	**$ 1,300,037**	**$ 8,618**	**$ (1,309,094)**	**$ 439**

The accompanying notes and independent accountant's review report.

LAS VEGAS SPACEPORT, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(1,309,094)
Adjustments to reconcile net loss to net cash used in operating activities:		
Shares awarded for work done		1,300,000
Changes in operating assets and liabilities:		
Other asset		(1,072)
Accounts payable and accrued liabilities		-
Other liabilities		1,511
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		(8,655)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from loans		17,450
Payments of loans		(17,450)
Issuance of shares		9,250
Subscription fees		(595)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		8,655
NET DECREASE IN CASH AND CASH EQUIVALENTS		-
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		-
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$**	**-**

The accompanying notes and independent accountant's review report.

NOTE 1 –DESCRIPTION OF BUSINESS

Las Vegas Spaceport, Inc. (the "Company") was formed on December 8, 2022 ("Inception"). The Company was incorporated in the State of Wyoming. The Company is an ambitious, multi-phase commercial project in Nevada. The development spans approximately 240 acres and aims to merge aerospace innovation with Southern Nevada's world famous hospitality and entertainment scene.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)   to apply the new standard only to contracts that are not completed as of January 1, 2023; and
(ii)   to reflect the aggregate effect of all contract modifications prior to January 1, 2023 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed .

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

  I. quoted prices for similar assets or liabilities in active markets;
  II. quoted prices for identical or similar assets in markets that are not active;

  III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

  IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
  - Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 4 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through August 25,2025, the issuance date of the financial statements.

Las Vegas Spaceport, Inc

Consolidated Financial Statements
December 31, 2022
(expressed in U.S. Dollars)

Dedicated CPA, LLC
Certified Public Accountant

May 19th, 2023

<center>INDEPENDENT AUDITOR'S REPORT</center>

To the Board of Directors of Las Vegas Spaceport, Inc

We have audited the accompanying financial statements of Las Vegas Spaceport, Inc which comprise the consolidated balance sheet, the consolidated statements of operations and retained earnings and the cash flows as of December 31st, 2022 for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Las Vegas Spaceport, Inc as of December 31st, 2022 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Ruben Fernandez

Ruben Fernandez, CPA
7520 NW 5th St, Suite 103
Plantation, FL 33317
Telephone/Fax – 305-423-9993

<center>**www.dedicatedcpa.com**</center>

Las Vegas Spaceport, Inc
Consolidated Balance Sheet
(U.S. GAAP)
December 31, 2022, U.S. Dollars

Assets	**2022**
Current Assets	
Cash and cash equivalents	0
Accounts receivable - Note 6	0
Prepaid expenses	0
Total Current Assets	0
Property and equipment - Note 3	0
Total Assets	**0**

Liabilities and Shareholder's Equity	
Liabilities	
Current Liabilities	
Accounts payable and accrued liabilities - Note 6 & 7	0
Dividends payable	0
Current income taxes payable	0
Total Current Liabilities	0
Long term debt	0
Total Liabilities	**0**
Shareholder's equity	
Additional Paid-in Capital	13,028
Retained earnings	(13,028)
Total shareholder's equity	**0**
Total liabilities and shareholder's equity	**0**

Commitments - Note 4

The accompanying notes are an integral part of these consolidated financial statements


Las Vegas Spaceport, Inc
Consolidated Statement of Operations and Retained Earnings
(U.S. GAAP)
December 31, 2022, U.S. Dollars


	2022
Sales earned - Note 6	0
Cost of sales earned - Note 6	0
Gross Profit	0
Selling, general, and administrative expense - Note 6	0
Income from Operations	0
Other income (expenses) - Start-up Costs	-13,028
Income before current year tax expense	-13,028
Income tax expense	0
Net income	-13,028
Retained earnings - Beginning of year	0
Dividends declared	0
Net income	-13,028
Retained earnings - End of year	-13,028

The accompanying notes are an integral part of these consolidated financial statements

Las Vegas Spaceport, Inc
Consolidated Statement of Cash Flows
(U.S. GAAP)
December 31, 2022, U.S. Dollars

	2022
Cash flows from operating activities	
Net Income	(13,028)
Adjustments to reconcile net Income to net cash provided by operations	
Depreciation of property and equipment	0
(Increase) decrease in accounts receivable	0
(Increase) decrease in other accrued assets	0
(Decrease) increase in accounts payable and other accrued liabilities	0
(Decrease) increase in current taxes payable	0
Net cash provided by operating activities	(13,028)
Cash flows from investing activities	
Purchase of property and equipment	0
Net cash provided by investing activities	
Cash flows from financing activities	
Additional Paid-in Capital	13,028
Net cash provided by financing activities	13,028
Net increase (decrease) in cash and cash equivalents	0
Cash at beginning of period	0
Cash and cash equivalents at end of year	0

The accompanying notes are an integral part of these consolidated financial statements

Las Vegas Spaceport, Inc

Notes to Financial Statements

December 31, 2022 (Expressed in U.S. Dollars)

1. NATURE OF OPERATIONS

Las Vegas Spaceport, Inc ("the corporation") is a Wyoming Corporation, formed with the purpose of developing a fully functional Space Port near the City of Las Vegas. The entity was formed in late 2022, hence very limited activity and information is available as of the issuance date of these financial statements. Plans include the raising of capital with the purpose of purchasing land for development as a space port within 45 minutes of Las Vegas and developing it henceforth.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, dependence on key individuals, and risks associated with changes in information technology.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reporting currency

These consolidated financial statements have been presented in U.S. dollars, the functional currency of the Company's operations.

Cash

Cash consists of cash held in U.S. checking accounts and petty cash.

Property and equipment

Property and equipment are recorded at historical cost. Depreciation is provided over the estimated useful lives of the assets using the following methods and annual rates

Description	Rate	Basis
Automobile	30%	Declining balance
Computer hardware	30%	Declining balance
Computer software	30%	Declining balance
Leasehold improvements	20%	Straight line over lease term
Office furniture and other	30%	Declining balance

Depreciation on additions in the year is computed at half the above stated rates.

Property and equipment are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is measured at the amount by which the asset's carrying value exceeds its fair value. Any impairment is included in earnings for the year.

Statements of Assets, Liabilities, and Equity Classification

A one-year time period is used as the basis for classifying all other current assets and liabilities.

Revenue Recognition

The company recognizes revenues under ASU No. 2014-09 and its related amendments (collectively, known as ASC 606, *Revenue from Contracts with Customers*). As of the balance sheet date, operations had not begun, hence no revenue has been recognized.

Financial Instruments

The Company's financial instruments may consist of cash, accounts receivable, and accounts payable and accrued liabilities.

Financial instruments are initially recorded at fair value and subsequently measured at cost or amortized cost. Amortization is recorded on a straight-line basis

Financial assets are tested for impairment at the end of each reporting period when there are indications that the assets may be impaired. An impairment is recognized when the carrying amount of a financial instrument is greater than the amount that may be realized by selling the asset. A previously recognized impairment can be reserved in future years if indicators are no longer present.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB ASC 740. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Business tax credits are applied as a reduction to the current provision for federal income taxes using the flow-through method.

As of December 31, 2022, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the financial statements.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through May 19th, 2023, which is the date the financial statements were available to be issued.

3. PROPERTY AND EQUIPMENT

The Company holds no property or equipment as of the balance sheet date.

4. COMMITMENTS

The Company had no short, medium, or long term commitments as of the balance sheet date.

5. SHARE CAPITAL

Authorized
    160,000,000 Class "A" common voting shares

Issued

As of the balance sheet date, no common shares had been issued.

6. RELATED PARTY TRANSACTIONS

The Company had no related party transactions for the calendar year ended December 31, 2022.

7. **GOVERNMENT REMITTANCES**

The Company had no Government remittances for the calendar year ended December 31, 2022.

Uncertain tax position

The Company had no uncertain tax positions for the calendar year ended December 31, 2022.